

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2012

Glenn G. Cohen
Executive Vice President, Chief Financial Officer and Treasurer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re:** **Kimco Realty Corporation**
> **Form 10-K**
> **Filed February 27, 2012**
> **File No. 001-0899**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your use of funds from operations (FFO) and net operating income (NOI) in your press release. Please explain to us whether you consider these metrics to be key performance indicators. To the extent that you do consider FFO and NOI to by key performance indicators, tell us why you have not included a discussion of these metrics in your MD&A.

2.   We note your use of same-center property operating income within your earnings release. Please tell us whether you consider this metric to be a key performance indicator. If not, please tell us the basis for your conclusion. If so, in future periodic filings, please disclose same-center property operating income and include the following:

   - A reconciliation between same center property operating income and property operating income on a consolidated basis. To the extent there are differences beyond non-same center property operating income, please discuss the difference and your basis for such difference.
   - The number of properties designated as same center properties and development properties. Please highlight the number of properties removed from or added to the same center designation from the prior year.
   - Expand upon your existing definition of same-center to discuss at what point in the redevelopment or expansion process do you include and exclude them from your same center designation.
   - Include in your same center disclosures occupancy and average rent trends, as adjusted for leasing incentives if any.

Results of Operations, page 19

3.   Please clarify for us what types of expenses are included in rental property expenses, particularly operating and maintenance. Additionally, please enhance your disclosure to include a detailed description of the types of expenses that you have included in rental property expenses and how these expenses differ from the types of expenses you have classified as general and administrative expense.

Financial Statements

Consolidated Statements of Operations, page 40

4.   We are unclear how your current income statement presentation complies with the requirements of Rule 5-03 of Regulation S-X. Particularly, it is unclear whether you consider mortgage and other financing income, management and other fee income and interest, dividends and other investment income to be operating or non-operating income. To the extent you do consider these items to be operating income, explain to us why you have not presented these items with revenues from rental property and disclosed gross revenues. Additionally, we are unclear why you have presented impairment of property carrying values separately from other impairments.

Glenn G Cohen
Kimco Realty Corporation
April 3, 2012
Page 3

Consolidated Statements of Cash Flows, page 43

5.   We note you received approximately $188 million in proceeds from sales of available for sale securities. Please tell us whether you realized any gain or loss related to the sale of these securities and explain to us why any gain or loss is not a reconciling item to net income to arrive at cash flow provided by operating activities.

11. Mortgages and Other Financing Receivables, page 67

6.   Explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50 related to your financing receivables. Specifically, explain to us how you have met the disclosure requirements related to non-accrual or past due loans and impaired loans, disclosures related to the allowance for credit losses related to loans, and the requirements to disclosure certain credit quality information or explain to us why these disclosures are not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief